EXHIBIT 2.2.1

AMENDMENT NO. 2 TO AGREEMENT AND PLAN OF MERGER

AMENDMENT NO. 2 TO AGREEMENT AND PLAN OF MERGER, entered into as of January 14, 2008 (this “Amendment”), among UPSNAP, INC., a Nevada corporation (“Parent”), UPSNAP ACQUISITION CORP., a California corporation and wholly-owned subsidiary of Parent (“Merger Sub”), and MOBILE GREETINGS, INC., a California corporation (the “Company”).

BACKGROUND

The parties hereto had entered into an Agreement and Plan of Merger dated as of August 9, 2007, and amended by Amendment No. 1, dated as of October 16, 2007 (collectively, the “Agreement”), subject to which the Merger Sub is to be merged with and into the Company as a result of which the separate corporate existence of Merger Sub would cease, and the Company would continue as the surviving entity of the merger and become a wholly-owned subsidiary of Parent.  The parties hereto now desire to enter into this Amendment to further modify the terms of the Agreement as more specifically set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual promises of the parties hereto, and of good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.            Definitions; Construction.  Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Agreement.  Section headings used in this Amendment are for convenience only and shall not affect the construction of this Amendment.

2.            Amendment to Section 4.01(b) (Required Consent).  Section 4.01(b) of the Agreement is amended by deleting clause (v)(B) in its entirety with respect to the Company, provided that in the event the Company enters into negotiations with any third party whereby the Company would issue any debt securities or similar obligations, incur indebtedness, borrow money or grant any lien or security interest securing obligations with respect to indebtedness, or assume, guarantee or endorse, or otherwise become responsible for, the obligation of any Person, the Company shall promptly send written notice to the designated representative of Parent describing the intended transaction, including the identity of the negotiating parties, and thereafter shall furnish such information regarding such intended transaction and closing thereof as may be reasonably requested by such designated representative.”

3.            Amendment to Section 5.02 (No Solicitation).  Section 5.02 of the Agreement is deleted in its entirety.  In addition, the references to Section 5.02 in Sections 7.01 and 7.03 should not be given any effect.

4.            Amendment to Section 7.01(ii) (Termination).  Section 7.01(ii) of the Agreement is amended by replacing “November 30, 2007” with “February 29, 2008.”  Notwithstanding the Termination Date in Section 7.01(ii), neither Parent nor the Company had sought termination of the Agreement.

5.            Entire Agreement.  This Amendment sets forth the entire agreement among the parties hereto as to the subject matter herein.

6.            Effect.  Except to the extent specifically provided for herein, in all other respects the Agreement shall remain in full force and effect.

7.            Counterparts.  This Amendment may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have duly executed this Amendment as of the date first above written.

UPSNAP, INC.
By:
Name: Title:

UPSNAP ACQUISITION CORP.
By:
Name: Title:

MOBILE GREETINGS, INC.
By:
Name: Title:

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